Exhibit 99.1

June 11, 2021

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wah Fu Education Group Ltd. CIK Number: 0001716770

Dear Sir or Madam:

We have read Form 6-K for the month of June 2021 of Wah Fu Education Group Ltd. (the “Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

/s/ Friedman LLP

New York, New York